Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

March 30, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lisa Kohl & Catherine Brown

Subject: Requesting acceleration of the effective date of S-1/A

Dear Sir or Madam:

In the revised S-1/A, we follow comments letter dated March 29, 2012 to make modification. Please see the attachment.

Our company withdraws requesting that the effective date of the registration statement S-1/A as amended, on March 30, 2012, and is requesting that the effective date of the registration statement S-1/A as amended, on April 6, 2012.

We understand that:

----- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it doesn’t foreclose the Commission from taking any action with respect to the filing;

----- the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

----- our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will take our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as we are relate to the proposed public offering of the securities specified in the S1, as amended.

We will take all actions as specified in S-1, as amended, ITEM 17. Undertakings, as a public company.

Sincerely Yours,

/s/Andrew Chien

President

Responses to Comments Dated March 29, 2012

(Numbers are the same as associated sequence of comments)

General

1.	Answer: Revised on Page 3

“This is China Bull Management Inc.'s initial public offering. China Bull Management Inc offers the resale of 125,760 shares of common stock, held by the selling stockholders for whom information is provided under the "SELLING SHAREHOLDER" section of this prospectus. The shares must be offered (see section “PLAN OF DISTRIBUTION”) at a fixed price of $1 per share. Each of the selling shareholders named in the prospectus are deemed to be underwriters of the shares of common stock which they are offering. There is no market for our common stock and a market may never develop in the future.”

On page 20. Words deleted.

2.	We added Risk Factor 5(a) on Page 9.

“5a. The registration of spin-off of China Bull Management from USChina Channel was delayed.

Our company was, through dividend distribution, spin-off from USChina Channel Inc on December 31, 2011 and got approval from FINRA (Exhibit 10.10), but made SEC registration later on February 14, 2012. Such violation may happen again because our only executive officer lacks experience of how to run a public company which may cause you to lose your investment.”

3. Page 7. “account receivables $2,000” added.

4. On page 19, we have:

“(b) Followings are names of the firms and managers which handled the trustee accounts:

E-trade: Mr. Steven J. Freiberg; National Financial Services LLC: William P. Foley; Scottrade: Rodger Riney; Knight Clearing Service: Bronwen Bastone; First Clearing LLC: David Brown; Penson Financial Services: Philip A. Pendergraft.”

5. On Page 27, Revised to

“Our service emphasis is to help preparing business plan document and none of these services or the Company’s other activities will require registration as an investment adviser with either the SEC or a U.S. state securities regulator.”

6. On page 39, we added:

Officer Compensation Table for Year 2011

          Names                                                             Fees Earned in Cash($)                                                            All Other Compensation($)                          Total ($)

Andrew Chien                                                                        $11,372                                                                                                       0                                        $11,372

Kin Yuet Li                                                                                       0                                                                                                         0                                          0